December 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jonathan Burr

Re:	Delwinds Insurance Acquisition Corp.
Registration Statement on Form S-1
Filed September 11, 2020, as amended
File No. 333-248753

Dear Mr. Burr:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Delwinds Insurance Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 10, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 500 copies of the Preliminary Prospectus dated December 1, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

RBC CAPITAL MARKETS, LLC

CANTOR FITZGERALD & CO.

as Representatives of the Several Underwriters

RBC CAPITAL MARKETS, LLC

By: /s/ Michael Ventura

        Name: Michael Ventura

        Title: Managing Director, ECM

CANTOR FITZGERALD & CO.

By: /s/ Bala Murty

       Name: Bala Murty

       Title: Chief Operating Officer

[Signature Page to Underwriters’ Acceleration Request]